Exhibit 99.1

MEDIROM Healthcare Technologies to Present at the Benzinga Healthcare Small Cap Conference

September 24, 2021 -- MEDIROM Healthcare Technologies Inc. (Nasdaq: MRM), today announced that Andrew Barwicki, Senior Vice President Investor Relations, will be presenting at the Benzinga Global Small Cap Conference as follows:

Date: September 29, 2021

Time: 10:10am - 10:30am ET

Webcast Registration: https://www.benzinga.com/events/small-cap/healthcare/

The presentation will be webcast live and available for 7 days thereafter using the link provided above.

About MEDIROM Healthcare Technologies Inc.

MEDIROM operates 315 relaxation salons across Japan, Re.Ra.Ku™, being its leading brand, and provides healthcare services. In 2015, MEDIROM entered the health tech business, and launched new healthcare programs using on-demand training app called "Lav™", which is developed by the company. MEDIROM also entered the device business in 2020 and is developing a smart tracker "MOTHER Tracker™". MEDIROM plans to expand the scope of its business to include data analysis utilizing the data it has collected since formation of the company. For additional information visit https://medirom.co.jp/en

Safe Harbor Provision

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, that are intended to be covered by the safe harbor created thereby. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expects," "intends," "plans," "projects," "estimates," "anticipates," or "believes" or the negative thereof or any variation thereon or similar terminology or expressions. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from results proposed in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can provide no assurance that such expectations will prove to have been correct. Except as required by law, the Company assumes no obligation to update or revise any forward-looking statements.

Investor Relations Contact
Andrew Barwicki
516-662-9461 / andrew.barwicki@medirom.co.jp